

May 30, 2013

Via E-mail
David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
4700 Spring Street, Suite 304
LA Mesa, CA 91942

> **Re: Bio-Matrix Scientific Group, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed March 6, 2013**
> **Form 10-Q for Fiscal Quarters Ended**
> **December 31, 2012 and March 31, 2013**
> **Filed March 21, 2013 and May 17, 2013**
> **File No. 0-32201**

Dear Mr. Koos:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. The page numbers referenced in the headings to our comments are based on the EDGAR version of the filings.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1. We note your disclosure in the second paragraph on page 3 that you intend to engage primarily in the development of regenerative medical applications. In this regard, please describe your planned operations in relation to the development of such medical applications

and any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

2. Please revise your disclosure to discuss any known trends, demands, or uncertainties that will result in your liquidity increasing or decreasing in any material way and indicate the course of action you have taken or propose to take to remedy any material liquidity deficiency. In doing so, please discuss your lines of credit with Bio-Technology Partners Business Trust and Venture Bridge Advisors, and other debt obligations, your ability to continue as a going concern, your ability to generate cash flows necessary to meet your obligations as they become due and your ability to raise additional debt and or equity financing. Please refer to Item 303(a)(1) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 17

3. We note that you labeled your audited consolidated financial statements as condensed financial statements. Please note that the presentation of financial statements in the condensed format is applicable to interim financial statements. Please revise to properly label the financial statements. Please refer to Rules 8-02 and 8-03 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page 19

4. The date of inception disclosed in the first and third paragraphs are different from the date of inception disclosed in the fourth paragraph in Note 1 to the financial statements. Please revise or advise.

5. Please have your independent accountant revise its report to comply with AU Section 508 of the Codification of Auditing Standards. In doing so, please address the following:

- the introductory paragraph should properly identify the financial statements audited. For example, the reference to the related statement of income should be revised to refer to the statements of operations;

- the introductory paragraph should identify that the statement of comprehensive income (loss) was audited and the references to the consolidated balance sheet as of September 30, 2010 should be removed as such balance sheet is not presented; and

- the opinion paragraph should be revised to render an opinion as to whether the financial statements present fairly, in all material respects, the results of operations and cash flows for the year ended September 30, 2012 and for the period from inception through September 30, 2012 in conformity with accounting principles generally accepted in the United States.

In addition, please tell us why the explanatory paragraph refers to an accumulated deficit when the consolidated balance sheet reflects retained earnings accumulated during the development stage at each balance sheet date.

Condensed Consolidated Balance Sheet, page 20

6. We note the investment in subsidiary in the consolidated balance sheet as of September 30, 2011. Please tell us what this investment represents, how you accounted for the investment and the basis in GAAP for your accounting treatment and disclosures with reference to the authoritative guidance you applied. In addition, please revise the notes to your consolidated financial statements to provide disclosures required by GAAP.

7. Please revise your presentation to present noncontrolling interest within equity separate from Bio-Matrix Scientific Group, Inc.'s equity. That amount should be clearly identified and labeled as noncontrolling interest in subsidiaries. Please refer to ASC 810-10-45-16 and ASC 810-10-55-4I.

8. Please tell us your basis in GAAP for presenting equity in earnings (loss) of subsidiary separately within stockholders' equity (deficit).

9. We note that the balances of retained earnings (deficit) accumulated during the development stage do not agree to the balances of retained earnings presented in the consolidated statements of stockholders' equity. Please revise or advise.

Condensed Consolidated Statement of Operations, page 21

10. We note that you recognized a substantial gain on the de-consolidation of a subsidiary in fiscal 2011. Please tell us the subsidiary you de-consolidated and how you determined the amount of the gain recognized (refer to ASC 810-10-40-5). In addition, please provide the disclosures required by ASC 810-10-50-1B.

11. We note that you recognized a loss on sale of available for sale securities in fiscal 2011. Please tell us how you account for available for sale securities and your consideration of disclosing the information required by ASC 320-10-50-2 as of each balance sheet date and ASC 320-10-50-9 for each year presented.

12. Please tell us what equity in net income (loss) of subsidiary represents and your consideration of providing the disclosures required by ASC 323-10-50-3. In addition, please tell us what other losses attributable to subsidiary classified as other income and expenses represents and why the loss is properly classified as other income and expense.

13. Please tell us why equity in net income (loss) of subsidiary is not presented as a component of net income (loss) before net income or loss attributable to noncontrolling interest. Please refer to the presentation guidance in ASC 810-10-55.

14. Please tell us why losses on disposal of equipment are properly classified as other expense. Please refer to ASC 360-10-45-5.

15. Please tell us what securities issued pursuant to contractual obligations represent and why the expense is properly classified as other expense.

Condensed Consolidated Statements of Stockholders' Equity, page 22

16. Please revise to disclose either in the consolidated statements of stockholders' equity or in the notes to consolidated financial statements, a reconciliation at the beginning and the end of each period of the carrying amount of total equity attributable to Bio-Matrix Scientific Group, Inc. and equity attributable to the noncontrolling interest. That reconciliation should separately disclose net income, transactions with owners acting in their capacity as owners and each component of other comprehensive income. Please refer to ASC 810-50-1A(c).

Condensed Consolidated Statement of Cash Flows, page 27

17. Please revise your statement of cash flows to start with net income (loss) rather than net income attributable to common shareholders. Also, please include all non-cash charges and credits in net income as adjustments to reconcile net income (loss) to net cash used in operating activities, including all items that do not affect net cash provided from, or used for, operating activities, such as gains and losses on sales of property and equipment and available for sale securities. Please refer to ASC 230-10-45-28.

18. Please remove non-cash transactions from investing and financing cash flow activities, including those related to the conversion of liabilities into debt obligations. Please present such non-cash transactions separately in a supplemental schedule of non-cash investing and financing activities in the consolidated statements of cash flows or in the notes to financial statements. Please refer to ASC 230-10-50-3 through 50-6.

Consolidated Statement of Comprehensive Income (Loss), page 28

19. Please tell us what the unrealized losses on securities represent. Please also tell us why there are no items of other comprehensive income and/or reclassification adjustments related to available for sale securities in fiscal 2011 given the realized loss recognized in fiscal 2011 income.

20. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, either on the face of the statement or in notes to the consolidated financial statements. Refer to ASC 220-10-45-12.

Notes to Condensed Consolidated Financial Statements, page 29

Note 1. Organization and Summary of Significant Accounting Policies, page 29

B. Principles of Consolidation, page 29

21. Please disclose the subsidiaries that are less than wholly owned and your ownership percentage of each such subsidiary and the information required by ASC 810-10-50-1A for each year presented.

Note 9. Stockholders' Equity, page 32

22. Please disclose the pertinent rights and privileges of your outstanding securities, including dividend and liquidation preferences, conversion or exercise prices, participation rights, and unusual voting rights. Please refer to ASC 505-10-50-3. In addition, please disclose the liquidation preference of outstanding preferred stock on the face of the consolidated balance sheet and other information required by ASC 505-10-50-4 and 50-5.

Note 10. Convertible Debentures, page 33

23. Please disclose the aggregate principal amount of convertible debentures outstanding and the aggregate amount of unamortized discounts at each balance sheet date.

Note 13. Stock Transactions, page 38

24. Please tell us how you determined the fair value of the Series AA preferred stock issued to your CFO. In doing so, please reference the accounting literature that supports your determination of the fair value.

Item 9A. Controls and Procedures, page 40

25. Please revise to disclose that management conducted an assessment of the effectiveness of your internal control over financial reporting as of September 30, 2012. Please also revise management's conclusion regarding the effectiveness of your internal control over financial reporting to reflect management's conclusion as of September 30, 2012.

Item 14. Principal Accounting Fees and Services, page 44

26. Please disclose the aggregate fees billed by Seale and Beers, CPAs for the year ended September 30, 2012. Refer to Item 9(e) of Schedule 14A and Item 14 of Form 10-K.

Item 15. Exhibit Index, page 46

Exhibit Index, page 46

27. We note your disclosure in the third paragraph of Note 5 that you executed an Equity Purchase Agreement with Southridge Partners II, LP on April 26, 2012. Please file the Equity Purchase Agreement as an exhibit. Please refer to Item 601(b)(10) of Regulation S-K.

28. Please tell us why you are not required to file consents of your independent accountants as to the use of their audit reports incorporated by reference in Registration Statements on Form S-8.

Exhibits 31.1 and 31.2

29. Please revise the certifications to conform exactly to the certifications in Item 601(b)(31)(i) of Regulation S-K. In particular, references to the "small business issuer" and "small business issuer's" should be revised to refer to the "registrant" and "registrant's" as applicable in paragraphs 2, 4d, and 5.

Form 10-Q for Fiscal Quarter Ended December 31, 2012 and Fiscal Quarter Ended March 31, 2013

30. Please address the above comments to the extent applicable.

Exhibits 31.1 and 31.2

31. Please remove the title of the certifying individual in the introductory paragraph. Refer to the form of certification in Item 601(b)(31)(i) of Regulation S-K.

32. Please revise paragraphs 4 and 5 of the certifications to conform exactly to the language in the certifications in Item 601(b)(31)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief